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August 12, 2021

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:      Jason Drory

Joe McCann

Re:	Mountain Crest Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed on July 13, 2021

File No. 333-255493

Dear Messrs. Drory and McCann:

On behalf of Mountain Crest Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated July 29, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-255493 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

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Amendment No. 1 to Registration Statement on Form S-4 filed July 13, 2021

Questions and Answers About the Proposals

What interests do MCAD’s current officers and directors have in the Business Combination?, page 7

1.	Please update your disclosure here to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Los Angeles   New York   Chicago   Nashville    San Francisco    Washington, DC    Beijing    Hong Kong    www.loeb.com

U.S. Securities and Exchange Commission August 12 , 2021 Page 2

Response:      In response to the Staff’s comment, the Company has revised its disclosure in this section and throughout the document.

Better Therapeutics, Inc., page 17

2.	We note your revised disclosure on page 17 in response to prior comment number 4 and reissue in part. Please expand your disclosure here to describe the number and types of sample payers that participated in your market research and describe what you mean when you state sample payers “responded with enthusiasm.” To the extent sample payers responded negatively to your market research please include relevant disclosure or otherwise advise. In addition, we note your statement in your response that “BTX is focused on seeking coverage from payer groups other than Medicaid.” Please add disclosure in your “Information About BTX” section, where appropriate, to clarify that your strategy seeks coverage from payer groups other than Medicaid.

Response:      In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Amended Registration Statement to describe the market research conducted by BTX, including the level of risk identified by such payers about pricing ranges. Further, the Company has provided additional disclosure on page 171 of the Amended Registration Statement regarding BTX’s strategy to pursue coverage from payer groups other than Medicaid.

Summary Historical Financial Information of MCAD, page 32

3.	Please present your common stock subject to possible redemption line item to be consistent with your historical financial statements.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages 32 and 151 of the Amended Registration Statement.

Risk Factors, page 37

4.	Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:      In response to the Staff’s comment, the Company has included a risk factor on page 43 of the Amended Registration Statement.

U.S. Securities and Exchange Commission August 12 , 2021 Page 3

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operation, page 97

5.	Here under item (BB), you stated that you reversed $189k market-to-market impact of the change in fair value of the SAFEs for the year ended December 31, 2020. However, you also added back $3,042k increase in fair value of SAFEs outstanding as of March 31, 2021, through the close of the Business Combination. Because you are giving effect to the transactions as if they occurred on January 1, 2020, it is unclear why you would not adjust to remove all fair value changes of the SAFEs that will be converted, similar to your pro forma adjustment for the three months ended March 31, 2021.

Response:      In response to the Staff’s comment, the Company has revised the pro forma entry on page 98 of the Amended Registration Statement.

Pivotal study of BT-001, page 157

6.	We note your response to prior comment number 24 and revised risk factor disclosure on page 53 and reissue in part. Please add similar disclosure describing the virtual aspects of your trial to your description of your pivotal study of BT-001 section on page 157. In addition, please update your heading to qualify that you study of BT-001 is “potentially” pivotal and make similar updates throughout the registration statement, as applicable.

Response:      In response to the Staff’s comment, the Company has updated the disclosure on page  158 of the Amended Registration Statement, and indicated that BT-001 is “potentially” pivotal in the heading and throughout the Amended Registration Statement.

BTX’s Solution, page 158

7.	We note your response to comment 17 and the revised disclosure on pages 164-165 and reissue in part. We continue to note your conclusory statement regarding the safety or efficacy of your product candidates when you state, “[BT-001’s] strong efficacy signal.” Since findings of safety and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases, please revise to remove any statements that suggest the efficacy of your product candidates. In addition, we note your disclosure that “BTX demonstrated comparable efficacy in lowering A1c to orally administered medications with fewer side effects.” However, we note your completed pilot study enrolled patients who “were taking 2.2 antihyperglycemic medications.” Please provide your basis for your claim that BTX demonstrated comparable efficacy in lowering A1c to orally administered medications given that it does not appear that you have performed a head-to-head study and it also appears that participants in your pilot study continued taking antihyperglycemic medications or otherwise advise.

U.S. Securities and Exchange Commission August 12 , 2021 Page 4

Response:      In response to the Staff’s comment, the Company has revised and updated the disclosure on pages 164 and 170 of the Amended Registration Statement.

BTX’s Platform, page 160

8.	We note your response to prior comment number 20 and revised disclosure on pages 161-162. Given that you currently do not have any FDA approved products, please revise your claim that, “BTX’s platform supports the rapid discovery and validation of PDTs that treat CMDx using nCBT to address root causes.”

Response:      In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Amended Registration Statement.

Changes in FBG Observed in a Pilot Study of BT-001, page 165

9.	We note you response to prior comment 22 and reissue in part. Please delete footnote 1 in your graphic on page 165 or revise to clarify what you mean when you say, “[t]he FDA approvable endpoint is a reduction in A1c of -0.4% compared to control.” We further note, that the graphic depicts the results of your pilot study, which does not appear to have a control group.

Response:      In response to the Staff’s comment, the Company has revised the footnotes in the graphic on page 164 of the Amended Registration Statement.

Early feasibility study, page 167

10.	We note you response to prior comment 22, including your inclusion of additional disclosure of certain p values with respect to BT-001. Please revise your disclosure here to disclose the p values and indicate whether each reported study result for your other product candidates were statistically significant.

Response:      In response to the Staff’s comment, the Company has revised the disclosures on pages 163, 164, and 165 of the Amended Registration Statement to provide certain p values with respect to BT-001. A result of p<.05 or better is considered statistically significant. Therefore, every result with a p value that has been disclosed is considered to be statistically significant and the disclosures have been revised to indicate the same.

Use of Proceeds, page 187

11.	We note your response to prior comment number 16 and revised disclosure on page 187. Please revise to provide more specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. In this regard, consider disclosing the amount of proceeds that you plan to use for the continued development of BT-001, including your ongoing potentially pivotal trial for BT-001.

U.S. Securities and Exchange Commission August 12 , 2021 Page 5

Response:      In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Amended Registration Statement.

Employment Agreements and Offer Letters
Kevin Applebaum, page 193

12.	We note your response to prior comment 26 and reissue in part. Please add narrative disclosure describing and quantifying Mr. Applebaum’s annual base salary, target bonus and transaction bonus.

Response:      In response to the Staff’s comment, the Company has updated the disclosure on page 193-194 of the Amended Registration Statement.

Director Compensation, page 201

13.	We note that prior to the Business Combination you intend to enter into an executive chairperson agreement with Mr. Perry. Please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:      In response to the Staff’s comment, the Company has filed Mr. Perry’s executive chairperson offer letter as exhibit 10.22 to the Amended Registration Statement.

General

14.	We note that you deleted your prior disclosure that “BTX has entered into a research collaboration with Steward Health Care Network (“Steward”) to conduct a one-year real world use study of BT-001 in up to 1,000 patients” which was expected to begin enrollment “by mid-2021.” Please advise if the research collaboration agreement was terminated. To the extent the research collaboration agreement was terminated, please update your disclosure to provide an explanation for the termination.

Response:      In response to the Staff’s comment, the Company has added disclosure on page 46 to indicate that parties do not expect to proceed with the real world study at this point. However, the collaboration agreement has not been terminated at this point.

U.S. Securities and Exchange Commission August 12, 2021 Page 6

Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Arthur R. McGivern at (617) 570-1971 and Heidi E. Mayon at (650) 752-3227 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:

Dr. Suying Liu

Mountain Crest Acquisition Corp. II

Kevin Appelbaum

Better Therapeutics Inc.